SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of December, 2009
Man Sang International (B.V.I.) Limited
Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong (Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit Number	Description
99.1	2009 Interim Report of Man Sang International Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2009	MAN SANG INTERNATIONAL (B.V.I.) LIMITED

	By:	/s/ Cheng Chung Hing, Ricky
CHENG Chung Hing, Ricky
Chairman of the Board

Exhibit 99.1

Face the world’s challenges Optimise the strengths of Man Sang

Man Sang International Limited (the “Company”) and its subsidiaries (the “Group”) have two main business streams. One of the business streams is engaging in the purchasing, assembling, merchandising and wholesale distribution of pearls and jewelry products (the “Pearl business”). The other is engaging in property development and investment (the “Property business”).

The shares of the Company have been listed on the main board of The Stock Exchange of Hong Kong Limited since 1997 under the stock code of 0938. The holding company of the Company, Man Sang International (B.V.I.) Limited, is a company incorporated in the British Virgin Islands with its shares listed on the NYSE Amex (formerly known as “American Stock Exchange”) under the ticker symbol of “MHJ”.

The Group is one of the world’s largest pearl merchants, purchasers and processors of saltwater pearls. Pearls and jewelry products processing, manufacturing and assembling are conducted at the facilities owned by the Group in Man Sang Industrial City in Shenzhen, the People’s Republic of China (the “PRC”). There are 27 blocks of buildings in total in Man Sang Industrial City encompassing a total gross floor area of approximately 76,000 square metres.

With its rich experience in pearl business over 25 years, the Group in 2006 joined with six major pearls and jewelry players in the PRC to develop a large-scale international pearls and jewelry trading platform, the China Pearls and Jewelry project (the “CP&J project”) in Zhuji of Zhejiang Province, the PRC. As of 30 September 2009, the Group had completed construction of phase one market centre of CP&J Project, which includes a total of 2,380 units (including 1,252 shop units and 1,128 booths), covering a total gross floor area of approximately 130,000 square metres. Most of the remaining developments of phase one, including manufacturing and processing areas, residential areas and multi-function buildings, will be completed within this financial year.

Contents

2	Corporate Information

Financial Information
3	Condensed Consolidated Income Statement
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
7	Condensed Consolidated Statement of Changes in Equity
8	Condensed Consolidated Statement of Cash Flows
9	Notes to Condensed Interim Financial Statements

Management Discussion and Analysis
20	Dividend
20	Closure of Register of Members
20	Business Review
20	Financial Review
22	Prospects

Other Information
23	Share Option
24	Directors’ Interests in Securities
26	Substantial Shareholders’ Interests in Securities
26	Purchase, Sale or Redemption of Listed Securities
26	Specific Performance Obligations on Controlling Shareholders
26	Corporate Governance Practices
27	Audit Committee
27	Compliance with the Model Code
27	Future Arrangement in Relation to the Simultaneous Dissemination of Financial Results of the Company and Man Sang International (B.V.I.) Limited in Hong Kong

28	Change in Information of Directors

Corporate Information

BOARD OF DIRECTORS	PRINCIPAL BANKERS

Chairman	The Hongkong and Shanghai Banking Corporation Limited
Mr. Cheng Chung Hing (Non-executive Director)	Bank of China (Hong Kong) Limited
Industrial and Commercial Bank of China (Asia) Limited
Executive Directors	Bank of Communications Co., Ltd.
Mr. Cheng Tai Po (Deputy Chairman)
Mr. Lee Kang Bor, Thomas (Chief Executive Officer)	PRINCIPAL SHARE REGISTRAR
Ms. Yan Sau Man, Amy
Butterfield Fulcrum Group (Bermuda) Limited
Independent Non-executive Directors	Rosebank Centre
Mr. Fung Yat Sang	11 Bermudiana Road
Mr. Kiu Wai Ming	Pembroke HM08
Mr. Lau Chi Wah, Alex	Bermuda

COMPANY SECRETARY	HONG KONG BRANCH SHARE REGISTRAR AND
TRANSFER OFFICE
Mr. Pak Wai Keung, Martin
Tricor Secretaries Limited
AUDIT COMMITTEE	26th Floor, Tesbury Centre
28 Queen’s Road East
Mr. Fung Yat Sang (Chairman)	Hong Kong
Mr. Kiu Wai Ming
Mr. Lau Chi Wah, Alex	LISTING INFORMATION

REMUNERATION COMMITTEE	The Stock Exchange of Hong Kong Limited
Ordinary Share (Stock Code: 0938)
Mr. Kiu Wai Ming (Chairman)
Mr. Fung Yat Sang	REGISTERED OFFICE
Mr. Lau Chi Wah, Alex
Mr. Cheng Chung Hing	Clarendon House
Mr. Cheng Tai Po	2 Church Street
Hamilton HM11
AUDITORS	Bermuda

Ernst & Young	PRINCIPAL PLACE OF BUSINESS

LEGAL ADVISERS	Suite 2208, 22/F.
Sun Life Tower, The Gateway
As to Hong Kong and the US law	15 Canton Road, Tsimshatsui
Baker & McKenzie	Kowloon
Hong Kong
As to Bermuda law
Conyers Dill & Pearman

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 September 2009

		For the six months ended 30 September
		2009	2008
	Notes	HK$’ 000	HK$’ 000
		(unaudited)	(unaudited)
REVENUE	4	148,602	211,937
Cost of sales		(94,903)	(122,982)

Gross profit		53,699	88,955
Other income and gains, net	4	8,883	6,467
Selling and distribution costs		(6,850)	(12,875)
Administrative expenses		(37,454)	(46,233)
Net unrealised loss on financial assets at fair value through profit or loss		(1,396)	(5,211)
Fair value loss on investment properties		—	(115,083)
Finance costs		(255)	—
Share of profit/(loss) of an associate		49	(40)

Profit/(Loss) before tax	5	16,676	(84,020)

Tax	6	(2,077)	23,770

Profit/(Loss) for the period		14,599	(60,250)

Attributable to:
Shareholders of the Company		20,166	(21,669)
Minority interests		(5,567)	(38,581)

		14,599	(60,250)

Dividend — interim	7	36,742	—

Earnings/(Loss) per share attributable to shareholders of the Company	8
— Basic		HK1.65 cents	(HK1.77 cents)

— Diluted		HK1.63 cents	N/A

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 September 2009

	For the six months ended 30 September
	2009	2008
	HK$’ 000	HK$’ 000
	(unaudited)	(unaudited)
Profit/(Loss) for the period	14,599	(60,250)
Other comprehensive income/(loss):
Exchange difference on translation of foreign operations	(48)	24,441
Change in deferred tax liability of property revaluation arising from tax rate change	—	(238)
Other comprehensive (loss)/income for the period, net of tax	(48)	24,203
Total comprehensive income/(loss) for the period, net of tax	14,551	(36,047)
Attributable to:
Shareholders of the Company	20,112	(6,778)
Minority interests	(5,561)	(29,269)
	14,551	(36,047)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 September 2009

		30 September 2009	31 March 2009
	Notes	HK$’ 000	HK$’ 000
		(unaudited)	(audited)
Non-current assets
Property, plant and equipment	9	38,347	40,158
Investment properties		845,390	845,384
Prepaid land lease payments		27,419	27,776
Properties under development	10	—	201,328
Investment properties under construction	11	189,246	—
Interest in an associate		102	52
Deferred tax assets		1,925	—

Total non-current assets		1,102,429	1,114,698

Current assets
Inventories		41,154	41,942
Properties under development	10	54,353	—
Completed properties held for sale		165,846	179,619
Trade and other receivables	12	173,658	226,553
Financial assets at fair value through profit or loss		12,759	18,619
Tax recoverable		2,728	3,479
Restricted cash		17,000	17,000
Cash and cash equivalents		558,969	462,766

Total current assets		1,026,467	949,978

Current liabilities
Trade and other payables	13	471,153	439,456
Income taxes payable		72,951	68,507
Interest-bearing bank loans	14	180,797	90,400
Total current liabilities		724,901	598,363

Net current assets		301,566	351,615

Total assets less current liabilities		1,403,995	1,466,313

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

30 September 2009

		30 September 2009	31 March 2009
	Notes	HK$’000	HK$’000
		(unaudited)	(audited)
Non-current liabilities
Interest-bearing bank loans	14	22,600	101,700
Deferred tax liabilities		100,445	102,192

Total non-current liabilities		123,045	203,892

Net assets		1,280,950	1,262,421

Equity
Equity attributable to shareholders of the Company
Issued capital	15	122,474	122,474
Reserves		1,015,344	991,254

		1,137,818	1,113,728
Minority interests		143,132	148,693

Total equity		1,280,950	1,262,421

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 September 2009

	Attributable to shareholders of the Company
			Other non-		Property	Exchange
		Share premium	distributable	Share option	revaluation	fluctuation				Minority
	Issued capital	account	reserve	reserve	reserve	reserve	General reserve	Retained profits	Total	interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
			(note a)				(note b)	(note c)
At 1 April 2008	122,474	319,787	1,801	5,668	76,952	26,913	(36,112)	703,790	1,221,273	204,368	1,425,641
Total comprehensive income/(loss) for the period	—	—	—	—	(238)	15,129	—	(21,669)	(6,778)	(29,269)	(36,047)
Release on depreciation of leasehold land and buildings	—	—	—	—	(584)	—	—	584	—	—	—
Transferred to retained profits upon disposal of the properties	—	—	—	—	(147)	—	—	147	—	—	—
Final 2008 dividend	—	—	—	—	—	—	(36,742)	—	(36,742)	—	(36,742)

At 30 September 2008	122,474	319,787	1,801	5,668	75,983	42,042	(72,854)	682,852	1,177,753	175,099	1,352,852

	Attributable to shareholders of the Company
		Share	Other non-		Property	Exchange
		premium	distributable	Share option	revaluation	fluctuation	General	Retained		Minority
	Issued capital	account	reserve	reserve	reserve	reserve	reserve	profits	Total	interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
			(note a)				(note b)	(note c)
At 1 April 2009	122,474	319,787	1,801	5,668	66,483	36,996	(72,854)	633,373	1,113,728	148,693	1,262,421
Total comprehensive income/(loss) for the period	—	—	—	—	—	(54)	—	20,166	20,112	(5,561)	14,551
Equity-settled share option arrangement	—	—	—	3,978	—	—	—	—	3,978	—	3,978
Release on depreciation of leasehold land and buildings	—	—	—	—	(19)	—	—	19	—	—	—
Transferred to retained profits upon disposal of the properties	—	—	—	—	(794)	—	—	794	—	—	—

At 30 September 2009	122,474	319,787*	1,801*	9,646*	65,670*	36,942*	(72,854)	654,352*	1,137,818	143,132	1,280,950

*
These reserve accounts comprise the consolidated reserves of HK$1,015,344,000 (unaudited) (31 March 2009: HK$991,254,000) in the condensed consolidated statement of financial position as at 30 September 2009.

Notes:

(a)	Other non-distributable reserve is arising from the transactions under corporation reorganisation in 1997.

(b)	General reserve represents the dividend paid out of the contributed surplus by the Company.

(c)	The Group’s retained profits included an amount of HK$11,818,000 (unaudited) (30 September 2008: HK$9,852,000 (unaudited)) reserved by the subsidiaries in the People’s Republic of China (the “PRC”) in accordance with the relevant PRC regulations, this reserve is only distributable in the event of liquidation of PRC subsidiaries.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 September 2009

	For the six months ended 30 September
	2009	2008
	HK$’000	HK$’000
	(unaudited)	(unaudited)
Net cash inflow/(outflow) from operating activities	31,985	(1,548)

Net cash inflow/(outflow) from investing activities	49,952	(60,306)

Net cash inflow/(outflow) from financing activities	14,266	(15,271)

Net increase/(decrease) in cash and cash equivalents	96,203	(77,125)

Cash and cash equivalents at beginning of period	462,766	587,602

Effect of foreign exchange rate changes, net	—	7,472

Cash and cash equivalents at end of period	558,969	517,949

Analysis of the balances of cash and cash equivalents

Cash and bank balances	281,227	123,217
Time deposits	294,742	394,732

	575,969	517,949
Less: Restricted cash	(17,000)	—

	558,969	517,949

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six months ended 30 September 2009

1.	BASIS OF PREPARATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 Interim Financial Reporting issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the annual consolidated financial statements of the Company and its subsidiaries (the “Group”) for the year ended 31 March 2009.

2.	SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial statements have been prepared under the historical cost basis, except for financial assets at fair value through profit or loss, investment properties and buildings, which are stated at fair values.

The accounting policies and basis of preparation adopted in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those used in the preparation of the Group’s annual financial statements for the year ended 31 March 2009 and in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”) (which include all Hong Kong Financial Reporting Standards, HKASs and Interpretations (“Int”)) issued by HKICPA, except that the Group has in the current period applied, for the first time the following new and revised HKFRSs:

HKFRS 1 and HKAS 27 Amendments	Amendments to HKFRS 1 First-time Adoption of HKFRSs and HKAS 27 Consolidated and Separate Financial Statements — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
HKFRS 2 Amendments	Amendments to HKFRS 2 Share-based Payment — Vesting Conditions and Cancellations
HKFRS 7 Amendments	Amendments to HKFRS 7 Financial Instruments: Disclosure — Improving Disclosures
HKFRS 8	Operating Segments
HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKAS 32 and HKAS 1 Amendments	Amendments to HKAS 32 Financial Instruments: Presentation and HKAS 1 Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation
HK International Financial Reporting Interpretations Committee (“IFRIC”) — Int 9 and HKAS 39 Amendments	Amendments to HK(IFRIC) — Int 9 Reassessment of Embedded Derivatives and HKAS 39 Financial Instruments: Recognition and Measurement — Embedded Derivatives
HK(IFRIC) — Int 13	Customer Loyalty Programmes
HK(IFRIC) — Int 15	Agreements for the Construction of Real Estate
HK(IFRIC) — Int 16	Hedges of a Net Investment in a Foreign Operation

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Apart from the above, the HKICPA has issued Improvements to HKFRSs* in October 2008 which sets out amendments to a number of HKFRSs primarily with a view to removing inconsistencies and clarifying wordings. Except for the amendments to HKFRS 5 which is effective for annual periods on or after 1 July 2009, other amendments are effective for annual periods beginning on or after 1 January 2009 although there are separate transitional provisions for each standard.

* Improvements to HKFRSs contains amendments to HKFRS 5, HKFRS 7, HKAS 1, HKAS 8, HKAS 10, HKAS 16, HKAS 18, HKAS 19, HKAS 20, HKAS 23, HKAS 27, HKAS 28, HKAS 29, HKAS 31, HKAS 34, HKAS 36, HKAS 38, HKAS 39, HKAS 40 and HKAS 41.

Except for HKAS 1 (Revised), HKFRS 8 and amendments to HKAS 40 giving rise to new accounting policies and additional disclosure as further described below, the adoption of the new interpretations and amendments has had no significant effect on these condensed consolidated interim financial statements.

HKAS 1 (Revised) prohibits the presentation of items of income and expenses, which are “non-owner changes in equity”, in the statement of changes in equity. These items have to be presented separately from owner changes in equity and shown in a performance statement. The Group has elected to present two performance statements including an income statement and a statement of comprehensive income. The interim financial information has been prepared under the revised disclosure requirements.

HKFRS 8 replaces HKAS 14 Segment Reporting. It requires a “management approach” under which segment information is presented on the same basis as that used for internal reporting purposes. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The adoption of this standard did not have any material impact on the disclosure of segment information.

As a result of the amendments to HKAS 40, investment property which is under construction will be carried at fair value at the earlier of when the fair value first becomes reliably measurable and the date of completion of the property. Any gain or loss will be recognised in profit or loss. Previously such property was carried at cost until the construction was completed at which time it was fair valued with any gain or loss being recognised in profit or loss. This amendment is applied prospectively. As a result of this amendment, the Group has reclassified HK$171 million from properties under development to investment properties under construction. The Group has concluded that the fair value of its investment properties under construction cannot be measured reasonably, therefore, the Group’s investment properties under construction continue to be measured at cost until construction is completed.

3.	SEGMENT INFORMATION

The Group determines its operating segments based on the reports reviewed by the chief operating decision-maker that are used to make strategic decisions.

The Group has two reportable operating segments. The Group’s operating businesses are structured and managed separately according to the nature of the operations and the product perspectives. Each of the Group’s reportable operating segments represents a strategic business unit that are subject to risks and returns that are different from the other reportable operating segment. Summary details of the reportable operating segments are as follows:

(i) Pearls and jewelry — Purchasing, processing, assembling, merchandising, wholesale distribution of pearls and jewelry products; and

(ii) Property development and investment — Development, sales and leasing of properties.

3.	SEGMENT INFORMATION (Continued)

The following tables present revenues and results of the Group’s reportable operating segments for the six months ended 30 September 2009 and 2008, respectively.

		Property development
	Pearls and jewelry	and investment	Consolidated
	HK$’000	HK$’000	HK$’000
2009	(unaudited)	(unaudited)	(unaudited)
Revenue
External sales or rentals	116,155	32,447	148,602

Segment results	11,090	5,324	16,414

Interest and dividend income and other unallocated gains			7,845
Unallocated expenses			(7,377)
Finance costs			(255)
Share of profit of an associate			49

Profit before tax			16,676

		Property development
	Pearls and jewelry	and investment	Consolidated
	HK$’000	HK$’000	HK$’000
2008	(unaudited)	(unaudited)	(unaudited)
Revenue
External sales or rentals	190,441	21,496	211,937

Segment results	34,901	(115,243)	(80,342)

Interest and dividend income and other unallocated gains			5,673
Unallocated expenses			(9,311)
Share of loss of an associate			(40)

Loss before tax			(84,020)

4.	REVENUE, OTHER INCOME AND GAINS, NET

Revenue, which is also the Group’s turnover, represents (i) the net amounts received and receivable in respect of goods sold, less returns and allowances, by the Group to outside customers during the period; (ii) the aggregate of gross proceeds from the sale of properties during the period; and (iii) the gross amounts received and receivable in respect of leasing of investment properties during the period.

An analysis of the Group’s revenue, other income and gains, net is as follows:
	For the six months ended 30 September
	2009	2008
	HK$’ 000	HK$’000
	(unaudited)	(unaudited)
Revenue
Sales of pearls and jewelry	116,155	190,441
Sales of properties	20,060	9,135
Rental income	12,387	12,361

	148,602	211,937

Other income
Bank interest income	876	5,298
Dividend income from financial assets at fair value through
profit or loss	374	375
Others	1,033	661

	2,283	6,334

Gains, net
Gain on disposal of financial assets at fair value through
profit or loss, net	6,595	—
Gain on disposal of items of property, plant and equipment	5	133

	6,600	133

Other income and gains, net	8,883	6,467

5.	PROFIT/(LOSS) BEFORE TAX
	For the six months ended 30 September
	2009	2008
	HK$’000	HK$’000
	(unaudited)	(unaudited)
The Group’s profit/(loss) before tax is arrived at after charging/(crediting):
Finance costs:
Interest on bank borrowings	5,868	8,641
Less: Amount capitalised	(5,613)	(8,641)

	255	—

Staff costs, including directors’ emoluments	34,604	32,046
Depreciation of property, plant and equipment	3,781	4,986
Amortisation of prepaid land lease payments	357	382

6.	TAX
	For the six months ended 30 September
	2009	2008
	HK$’000	HK$’000
	(unaudited)	(unaudited)
Current income taxes:
Hong Kong profits tax	1,617	3,208
PRC corporate income tax	3,943	—
PRC land appreciation tax	215	1,361

	5,775	4,569

Deferred	(3,698)	(28,339)

Total tax charge/(credit) for the period	2,077	(23,770)

Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 16.5% (six months ended 30 September 2008: 16.5%) on the estimated assessable profits arising in Hong Kong during the period.

6.	TAX (Continued)

PRC corporate income tax

The PRC corporate income tax in respect of operations in Mainland China is calculated at the applicable tax rates on the estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof.

PRC land appreciation tax

PRC land appreciation tax is levied at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including cost of land use rights and all property expenditures.

7.	DIVIDEND

	For the six months ended 30 September
	2009	2008
	HK$’000	HK$’000
	(unaudited)	(unaudited)
2009 interim dividend, declared, of HK3.00 cents (six months ended 30 September 2008:
Nil) per ordinary share	36,742	—

At the board meeting held on 16 December 2009, the Board declared an interim dividend of HK3.00 cents per ordinary share for the six months ended 30 September 2009 (six months ended 30 September 2008: Nil). This dividend has not been reflected as dividend payable in the unaudited condensed consolidated interim financial statements.

8.	EARNINGS/(LOSS) PER SHARE

The calculation of basic earnings per share amount is based on the profit for the six months ended 30 September 2009 attributable to shareholders of the Company of approximately HK$20,166,000 (unaudited) (six months ended 30 September 2008: loss of HK$21,669,000), and the weighted average number of 1,224,740,207 (six months ended 30 September 2008: 1,224,740,207) ordinary shares in issue during the six months ended 30 September 2009.

The calculation of diluted earnings per share amount for the six months ended 30 September 2009 is based on the profit for the six months ended 30 September 2009 attributable to shareholders of the Company of approximately HK$20,166,000 (unaudited) and 1,238,809,915 ordinary shares, which represented the weighted average of 1,224,740,207 ordinary shares in issue during the six months ended 30 September 2009, and the weighted average of 14,069,708 ordinary shares deemed to have been issued at no consideration on the deemed exercise of all the outstanding share options during the six months ended 30 September 2009.

A dilutive loss per share amount for six months ended 30 September 2008 is not presented as all the share options had an anti-dilutive effect on the basic loss per share for that period.

9.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 September 2009, the Group acquired property, plant and equipment of approximately HK$1,971,000 (unaudited) (six months ended 30 September 2008: HK$2,267,000 (unaudited)). In addition, the Group disposed of certain property, plant and equipment at a consideration of approximately HK$5,000 (unaudited) (six months ended 30 September 2008: HK$220,000 (unaudited)) with a gain on disposal of property, plant and equipment of approximately HK$5,000 (unaudited) (six months ended 30 September 2008: HK$134,000 (unaudited)).

No revaluation adjustment arising from revaluation of buildings was recognised during the six months ended 30 September 2009 and 2008.

10.	PROPERTIES UNDER DEVELOPMENT

During the six months ended 30 September 2009, the Group capitalised construction costs of approximately HK$24,383,000 (unaudited) (six months ended 30 September 2008: HK$40,106,000 (unaudited)) as property under development. The Group’s properties under development are located in the PRC and are held under medium term land use rights. As a result of the adoption of the amendments to HKAS 40 under Improvements to HKFRSs, the Group has reclassified HK$171,358,000 from properties under development to investment properties under construction as at 1 April 2009.

11.	INVESTMENT PROPERTIES UNDER CONSTRUCTION

Apart from the reclassification from properties under development as mentioned in note 10 above, during the six months ended 30 September 2009, the Group capitalised construction costs of approximately HK$17,888,000 to investment properties under construction. The Group’s investment properties under construction are located in the PRC and are held under medium term land use rights.

12.	TRADE AND OTHER RECEIVABLES

The Group allows an average credit period of 60 days to its trade customers. The carrying amounts of the trade and other receivables are considered a reasonable approximation of fair value as these financial assets which are measured at amortised cost, are expected to be paid within a short timescale, such that the time value of money impact is not significant.

Included in trade and other receivables of the Group are trade receivables of HK$93,634,000 (unaudited) (31 March 2009: HK$98,649,000) and their ageing analysis after credit period is as follows:

	30 September 2009	31 March 2009
	HK$’000	HK$’000
	(unaudited)	(audited)
0 to 60 days	70,305	52,842
61 to 120 days	6,572	9,564
Over 120 days	16,757	36,243

	93,634	98,649

13.	TRADE AND OTHER PAYABLES

Included in trade and other payables of the Group are trade payables of HK$137,282,000 (unaudited) (31 March 2009: HK$109,964,000) and their ageing analysis after payment due date is as follows:

	30 September 2009	31 March 2009
	HK$’000	HK$’000
	(unaudited)	(audited)
0 to 60 days	133,149	98,744
61 to 120 days	2,573	992
Over 120 days	1,560	10,228

	137,282	109,964

14.	INTEREST-BEARING BANK LOANS
	30 September 2009	31 March 2009
	HK$’000	HK$’000
	(unaudited)	(audited)
Bank loans, secured	203,397	192,100

Analysed into:
Within one year	180,797	90,400
In the second year	22,600	101,700
In the third to fifth years, inclusive	—	—

	203,397	192,100

Portion classified as current liabilities	(180,797)	(90,400)

Non-current portion	22,600	101,700

The carrying amount of bank loans approximates its fair values. The bank loans are dominated in Renminbi and carried at interest rate approximately ranged from 4.8% to 6.1% per annum. At 30 September 2009, the Group has pledged property, plant and equipment, investment properties, investment properties under construction, properties under development and completed properties held for sale located in the PRC with total carrying values of approximately HK$281,483,000 (unaudited) (31 March 2009: HK$564,376,000) to banks to secure these bank borrowings. During the six months ended 30 September 2009, the pledge of investment properties, investment properties under construction and completed properties held for sales securing the bank loan were partially released as a result of the repayment of the loans.

15.	ISSUED CAPITAL

	30 September 2009	31 March 2009
	HK$’000	HK$’000
	(unaudited)	(audited)
Authorised:
5,000,000,000 (31 March 2009: 5,000,000,000) ordinary shares of HK$0.10 each	500,000	500,000

Issued and fully paid:
1,224,740,207 (31 March 2009: 1,224,740,207) ordinary shares of HK$0.10 each	122,474	122,474

16.	RELATED PARTY TRANSACTIONS

In addition to the transactions detailed elsewhere in these unaudited condensed consolidated interim financial statements, the Group had the following material transactions with related parties during the period:

(a) Transactions with related parties:

		For the six months ended 30 September
		2009	2008
	Note	HK$’000	HK$’000
		(unaudited)	(unaudited)
Reimbursement of rental charges and other utility expenses paid on
behalf	(i)	939	447

In the opinion of directors, the above transaction was entered into by the Group in the normal course of its business.

Note:

(i) Rental fees, management fees, air-conditioning fees and utilities fees were received from the related company, which the directors of the Company had beneficial interests in, under the sharing of office agreement dated 1 July 2008 for a term of 3 years.

16.	RELATED PARTY TRANSACTIONS (Continued)

	(b)	Compensation of key management personnel of the Group:

	For the six months ended 30 September
	2009	2008
	HK$’000	HK$’000
	(unaudited)	(unaudited)
Short term employee benefits	7,681	5,174
Share-based payments	1,618	—

Total compensation paid to key management personnel	9,299	5,174

17.	CAPITAL COMMITMENTS

The Group had the following capital commitments at the statement of financial position date:
	30 September 2009	31 March 2009
	HK$’000	HK$’000
	(unaudited)	(audited)
Capital expenditure in connection with property development contracted, but not provided for	40,311	117,173

18.	OPERATING LEASE ARRANGEMENTS

	(a)	As lessee

At 30 September 2009, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	30 September 2009	31 March 2009
	HK$’000	HK$’000
	(unaudited)	(audited)
Within one year	8,025	14,365
In the second to fifth years, inclusive	5,242	13,426

	13,267	27,791

18.	OPERATING LEASE ARRANGEMENTS (Continued)

	(b)	As lessor

At 30 September 2009, the Group had total future minimum lease receivables under non-cancellable operating leases with tenants of the Group’s properties falling due as follows:

	30 September 2009	31 March 2009
	HK$’000	HK$’000
	(unaudited)	(audited)
Within one year	25,147	20,178
In the second to fifth years, inclusive	18,785	25,263

	43,932	45,441

19.	CONTINGENT LIABILITIES

As at 30 September 2009, the Group had contingent liabilities relating to guarantees in respect of mortgage facilities for certain purchasers amounting to approximately HK$41.6 million (unaudited) (31 March 2009: HK$52.2 million). This represented the guarantees in respect of mortgage facilities granted by a PRC bank related to the mortgage loans arranged for certain purchasers of the Group’s properties. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with accrued interest and penalty owed by the defaulted purchasers to the bank. The Group’s guarantee period starts from the dates of grant of the relevant mortgage loans and ends upon issuance of real estate ownership certificates to the purchasers.

The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realisable value of the related properties will be sufficient to cover the repayment of the outstanding mortgage principal together with accrued interest and penalty and therefore no provision has been made as at 30 September 2009 and 31 March 2009 in the financial statements for the guarantees.

20.	COMPARATIVE AMOUNTS

Certain comparative amounts have been re-classified to conform to the current period’s presentation.

Management Discussion and Analysis

DIVIDEND

The Board has resolved to declare an interim dividend of HK3.00 cents per share for the six months ended 30 September 2009 (six months ended 30 September 2008: Nil), payable to shareholders whose names appear on the Register of Members of the Company on Tuesday, 5 January 2010.

The interim dividend will be paid on or around Wednesday, 20 January 2010.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed on Tuesday, 5 January 2010, on which day, no transfer of shares will be registered. In order to qualify for the interim dividend, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar, Tricor Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Hong Kong not later than 4:30 p.m. on Monday, 4 January 2010.

BUSINESS REVIEW

Pearl Operations

The global economic downturn triggered by the United States financial and credit crisis in second half of 2008 has badly hit the Hong Kong economy. Merchandise exports, including re-exports, declined by 17% and 14% for first two quarters of 2009 and the third quarter of 2009, respectively, as compared to the same periods in 2008. Though there are signs that demand for export has ceased to worsen, however, the future development of global economy, particularly in the luxury product market, is still hard to predict. Persistent high unemployment rates were posted in the United States and Europe, in which our major customers operate. We anticipate the economies of the United States and Europe will take longer to stabilise and recover. Customers remain cautious about increasing their levels of inventory, which adversely affects demands for products in our Pearl Operation. With the difficult business environment for Pearl Operation, we will continue to monitor the effects of the financial crisis in the markets where we operate and to adopt appropriate business and financial management policies in order to capture business growth opportunities when the economy improves.

Real Estate Operations

The fiscal stimulus programs initiated by the Chinese government creating additional liquidity of RMB4,000 billion have produced results. China’s gross domestic product (“GDP”), according to the National Bureau of Statistics of China, grew by 7.7% in first three quarters of 2009. The Chinese government has also introduced measures to stabilise the real estate market, such as lowering the required minimum amount of down payment and exemption of stamp duty and business tax on certain property transactions. In response to tightening financial and credit markets, the People’s Bank of China has reduced the one year base lending rate from 7.47% to 5.31%.

As a result of the implementation of the stimulus measures, signs of stabilisation in economic conditions emerge, illustrated by the upward growth trend of quarterly GDPs and fixed asset investments during the first three quarters in 2009. China is well-positioned to maintain economic growth during the current global financial crisis. Our promoting activities for China Pearls and Jewellery Project (“CP&J Project”) have also borne fruits, revenue of our Real Estate Operations increased by 51% from HK$21.5 million for the six months ended 30 September 2008 to HK$32.4 million for the six months ended 30 September 2009. We anticipate the performance of real estate sector in the PRC will improve provided that the global economic conditions would not worsen further and that no macroeconomic measures would be taken to restrict the growth in the real estate sector. We continue to hold an optimistic view on the real estate market in China in the medium to longer term.

FINANCIAL REVIEW

The Group has two main business segments during the period. One business segment is in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products (the ‘‘Pearl Segment’’) while the other is in property development and investment (the ‘‘Property Segment’’).

Revenue and Gross Profit

(i)	Pearl Segment

Net sales attributable to our Pearl Segment decreased by HK$74.3 million, or 39.0%, from HK$190.4 million for the six months ended 30 September 2008 to HK$116.1 million for the six months ended 30 September 2009 due to the decrease in market demand worldwide, as a result of the current global economic contraction and recession.

Gross profit decreased by HK$26.5 million or 36.9%, from HK$71.9 million for the six months ended 30 September 2008 to HK$45.4 million for the six months ended 30 September 2009. Such decrease was primarily attributable to the decrease in net sales in our overall market due to the global economic downturn. Gross profit margin attributable to our Pearl Segment increased from 37.8% for the six months ended 30 September 2008 to 39.1% for the six months ended 30 September 2009. The increase in gross profit margin was primarily a result of the lower cost of pearls sourced from the PRC caused by slackened demand.

(ii)	Property Segment

For the six months ended 30 September 2009, the Property Segment recorded a total revenue of HK$32.4 million (six months ended 30 September 2008: HK$21.5 million) including the sales of properties in CP&J Project and rental income from the investment properties.

Income from the sales of properties in CP&J Project increased more than a double from HK$9.1 million for the six months ended 30 September 2008 to HK$20.1 million for the six months ended 30 September 2009. To improve sales, preferential discounts were offered to investors who purchased the shops in large numbers during the current period, resulting in a decrease in a gross margin from 67% for the six months ended 30 September 2008 to 26% for the six months ended 30 September 2009.

Rental income maintained at HK$12.4 million for both the six months ended 30 September 2008 and 2009. Rental income amounting to HK$9.2 million (six months ended 30 September 2008: HK$8.7 million) and HK$3.2 million (six months ended 30 September 2008: HK$3.7 million) were from the properties of CP&J Project and other properties in Hong Kong and the PRC respectively.

Selling and Administrative Expenses (the ‘‘S&A expenses’’)

(i)	Pearl Segment

S&A expenses slightly increased by HK$0.8 million, or 2.0% from HK$39.9 million for the six months ended 30 September 2008 to HK$40.7 million for the six months ended 30 September 2009. The increase was primarily due to an increase of HK$4.0 million in share based payment for share options granted under staff incentive scheme. This increase was partially offset by a decrease of HK$1.6 million in provision for doubtful debts and a decrease of HK$0.8 million in the marketing expenses.

(ii)	Property Segment

S&A expenses decreased by HK$15.6 million, or 81.3% from HK$19.2 million for the six months ended 30 September 2008 to HK$3.6 million for the six months ended 30 September 2009. The decrease was mainly due to a decrease of HK$4.5 million in advertising and promotion costs associated with CP&J Project and the write-back of allowance for doubtful debts of HK$5.5 million.

Net unrealised loss on financial assets at fair value through profit or loss

Under a volatile stock market, net unrealised loss on financial assets (listed equity investments in Hong Kong) amounted to HK$1.4 million was recorded for the six months ended 30 September 2009 against net unrealised loss amounted to HK$5.2 million for the six months ended 30 September 2008. The Group did not hold any derivative or structured financial products as at the date hereof.

Profit/(Loss) attributable to shareholders

The Group recorded a profit attributable to shareholders of HK$20.2 million for the six months ended 30 September 2009 against a loss attributable to shareholders of HK$21.7 million for the six months ended 30 September 2008. The significant loss for the six months ended 30 September 2008 was primarily due to the decrease in fair value of the investment properties of HK$115.1 million. No similar devaluation was made in the current period.

Liquidity and capital resources

At 30 September 2009, the Group’s total shareholders’ funds amounted to HK$1,137.8 million (31 March 2009: HK$1,113.7 million). At 30 September 2009, the Group had working capital of HK$301.6 million (31 March 2009: HK$351.6 million). With the committed banking facilities in place and cash on hand, the Group has adequate financial resources to meet our anticipated future liquidity requirements. Cash and cash equivalents amounted to HK$559.0 million (31 March 2009: HK$462.8 million) and accounted for 54% (31 March 2009: 49%) of Group’s total current assets at 30 September 2009. Current ratio decreased from 1.6 at 31 March 2009 to 1.4 at 30 September 2009.

At 30 September 2009, the Group’s total secured bank loans were HK$203.4 million (31 March 2009: HK$192.1 million) which was mainly associated with CP&J Project. Gearing ratio, represents the ratio of total bank borrowings to total equity attributable to shareholders, was 0.18 as at 30 September 2009 (31 March 2009: 0.17).

At 30 September 2009, the Group had available bank facilities of HK$353.4 million (31 March 2009: HK$392.1 million) with various banks of which HK$203.4 million (31 March 2009: HK$192.1 million) has been drawn and HK$150.0 million (31 March 2009: HK$200.0 million) remained unutilised. The Group does not currently use any derivatives to manage our interest rate risk.

For the six months ended 30 September 2009, most of the Group’s transactions were denominated in US dollars, Hong Kong dollars and Renminbi. Since the Hong Kong dollar remains pegged to the US dollar within a defined range, the Group has not been exposed to any significant foreign exchange risk, and therefore had not adopted any hedging measures. The Group has subsidiaries engaging in business in the PRC, with most of its transactions dominated in Renminbi. Since the Group obtains Renminbi through revenue and bank loans in the PRC for the settlement of liabilities in Renminbi, the Group was not exposed to any significant exchange risk on Renminbi.

PROSPECTS

Following the introduction of stimulus measures initiated by various governments, global economic contraction began to ease. There are signs of recovery in some economic sectors. The economy in China has taken the lead in the recovery; based on recently released data, China’s GDP growth in 2009 is expected to meet the targeted 8%. However, there are still uncertainties and mixed signals in the global economy such as the persistent high unemployment rate in the United States and the latest news on Dubai World which have impacts on the consumer spending that may adversely affect our sales and profit.

Looking forward, we will continue to strengthen our operation and management and closely monitor the market trend and development. We are equipped to carry out timely and appropriate business and financial management policies to capture any opportunities when the economic conditions improve.

Other Information

SHARE OPTION

During the six months ended 30 September 2009, 38,750,000 share options were granted to directors of the Company (the “Director(s)”) and certain employees of the Group under the share option scheme adopted by the Company on 2 August 2002 (the “2002 Share Options Scheme”) for an aggregate consideration of HK$27. The fair value of the options granted during the period calculated using the Black-Scholes option pricing model was HK$8,032,000. No option was granted during the six months ended 30 September 2008.

Details of the share options granted to the Directors and eligible employees under the 2002 Share Option Scheme and their movements during the reporting period are set out as follows:

					No. of share options
						Granted	Exercised	Lapsed	Balance as at
Grantees			Vesting	Exercise price	Balance as at	during the	during the	during the	30 September
Directors	Date of grant	Exercisable period	period	HK$	1 April 2009	period	period	period	2009	Notes
Mr. Cheng Chung Hing	2 May 2006	2 May 2006 to 1 May 2012	Nil	0.253	1,000,000	—	—	—	1,000,000	(1), (2)
Mr. Cheng Tai Po	2 May 2006	2 May 2006 to 1 May 2012	Nil	0.253	1,000,000	—	—	—	1,000,000	(1), (2)
Ms. Yan Sau Man, Amy	2 May 2006	2 May 2006 to 1 May 2012	Nil	0.253	10,000,000	—	—	—	10,000,000	(1), (2)
	1 September 2009	1 September 2009 to 31	Note (3)	0.450	—	8,000,000	—	—	8,000,000	(1), (2)
		August 2012
Mr. Lee Kang Bor, Thomas	1 September 2009	1 September 2010 to 31	Note (4)	0.450	—	10,000,000	—	—	10,000,000	(1), (2)
		August 2012

					12,000,000	18,000,000	—	—	30,000,000

Other Employees	2 May 2006	2 May 2006 to 1 May 2012	Nil	0.253	15,000,000	—	—	—	15,000,000	(1), (2)
	18 September 2006	18 September 2006 to 17	Nil	0.233	7,000,000	—	—	—	7,000,000	(1), (2)
		September 2011
	13 March 2007	1 January 2008 to 12 March	Note (5)	0.500	5,000,000	—	—	—	5,000,000	(1), (2)
		2012
	27 August 2009	27 August 2009 to 26 August	Note (6)	0.397	—	20,750,000	—	—	20,750,000	(1), (2)
		2012

					27,000,000	20,750,000	—	—	47,750,000

					39,000,000	38,750,000	—	—	77,750,000

Notes:

(1)	These share options represent personal interest held as beneficial owners.

(2)	The Company recorded the fair value of these share options as staff cost in the income statement. The Company will record the nominal value of the shares which is HK$0.10 per share issued pursuant to the exercise price of the share options as additional share capital and the Company will record the excess of the exercise price of the share options over nominal value of the shares in its share premium account. Any share options which have lapsed or been cancelled will be deducted from the balance of the share options.

(3)	2,500,000 options were vested on the date of grant, vesting period of another 2,500,000 options is from 1 September 2009 to 31 August 2010 and that of the remaining 3,000,000 options is from 1 September 2009 to 31 August 2011.

(4)	Vesting period of 5,000,000 options is from 1 September 2009 to 31 August 2010 and that of the remaining 5,000,000 options is from 1 September 2009 to 31 August 2011.

(5)	Vesting period of these options was from 13 March 2007 to 31 December 2007.

(6)	14,750,000 options were vested on the date of grant, vesting period of 3,000,000 options is from 27 August 2009 to 26 August 2010 and that of the remaining 3,000,000 options is from 27 August 2009 to 26 August 2011.

The fair value of equity-settled share options granted was estimated as at the respective dates of grant, using the Black-Scholes option pricing model. The following table lists the inputs to the model used:

Date of grant	27 August 2009	1 September 2009
Number of share options granted	20,750,000	18,000,000
Weighted average share price on the date of grant	HK$0.390	HK$0.450
Exercise price	HK$0.397	HK$0.450
Expected volatility	90.63%	90.63%
Expected life	2.5 years	2.5 years
Risk-free interest rate	0.990%	0.990%
Expected dividend yield	1.810%	1.810%

Total expense of HK$3,978,000 was recognised in the income statement for the six months ended 30 September 2009 in relation to share options granted by the Company. No expense was recognised for the six months ended 30 September 2008.

DIRECTORS’ INTERESTS IN SECURITIES

As at 30 September 2009, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) which (a) were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Directors have taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) to be notified to the Company and the Stock Exchange, were set out below:

(a) Long positions in ordinary shares of the Company

		Number of ordinary shares of HK$0.10 each held
					Percentage of the issued
					share capital of the
Name of Director	Capacity	Direct interest	Deemed interest	Total interest	Company
			(Note 7)
Mr. Cheng Chung Hing	Beneficial owner and interest of a	136,011,273	494,406,000	630,417,273	51.47%
	controlled corporation

Mr. Cheng Tai Po	Beneficial owner and interest of a	76,086,180	494,406,000	570,492,180	46.58%
	controlled corporation

Note 7:

These 494,406,000 shares of the Company were indirectly owned by Cafoong Limited (“Cafoong”), a company incorporated in the British Virgin Islands. Cafoong held its interest in the aforementioned shares of the Company, through direct and indirect interest in Man Sang International (B.V.I.) Limited (“MSBVI”), a company incorporated in the British Virgin Islands, which directly holds such aforementioned shares of the Company. Cafoong holds 53.86% of the ordinary shares and all the preferred shares of MSBVI as at 30 September 2009, which represent in aggregate 69.24% of the voting rights of MSBVI. Mr. Cheng Chung Hing and Mr. Cheng Tai Po own 60% and 40% of the issued share capital of Cafoong respectively.

(b)	Long positions in underlying shares of the Company

Details of the interests of the Directors and chief executive of the Company in the share options of the Company are separately disclosed under the section headed “Share Option”.

(c)	Long positions in ordinary shares of an associated corporation

			Number of ordinary	Percentage of the
	Name of associated		shares of US$0.001	issued ordinary share
Name of Director	corporation	Capacity	each held	of MSBVI
			(Note 8)
Mr. Cheng Chung Hing	MSBVI	Interest of a controlled	3,437,501	53.86%
		corporation

Mr. Cheng Tai Po	MSBVI	Interest of a controlled	3,437,501	53.86%
		corporation

Note 8:

These 3,437,501 ordinary shares of MSBVI were directly and indirectly owned by Cafoong. Cafoong holds 53.86% of the ordinary shares and all the preferred shares of MSBVI as at 30 September 2009, which represent in aggregate 69.24% of the voting rights of MSBVI. Mr. Cheng Chung Hing and Mr. Cheng Tai Po own 60% and 40% of the issued share capital of Cafoong respectively.

(d)	Long positions in underlying shares of an associated corporation

There are no long positions in underlying shares of an associated corporation need to be disclosed under this heading.

Save as disclosed above, none of the Directors or the chief executives of the Company had, as at 30 September 2009, any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Directors have taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) were required pursuant to the Model Code to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN SECURITIES

As at 30 September 2009, substantial shareholders’ interests in securities, according to the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO, were as follows:

		Number of ordinary shares of
		HK$0.10 each held
				Percentage of the
Name of				issued share capital of
shareholder	Capacity	Direct interest	Deemed interest	the Company	Notes
MSBVI	Beneficial Owner	494,406,000	—	40.36%	—

Cafoong	Interest of a controlled corporation	—	494,406,000	40.36%	9

Note 9:

This represented the deemed interest in 494,406,000 shares in the Company held by MSBVI whereby Cafoong together with its wholly owned subsidiaries directly and indirectly holds 53.86% of the ordinary shares and all the preferred shares of MSBVI as at 30 September 2009 which represent in aggregate 69.24% of the voting rights of MSBVI.

Save as disclosed above, as at 30 September 2009, the Company has not been notified of any person (other than Directors or chief executive of the Company) or entity had an interest or a short position in the shares, underlying shares and debentures of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company’s listed securities during the six months ended 30 September 2009.

SPECIFIC PERFORMANCE OBLIGATIONS ON CONTROLLING SHAREHOLDERS

There are no specific performance obligations of the controlling shareholders that required to be disclosed under paragraph 13.18 of Chapter 13 of the Listing Rules.

CORPORATE GOVERNANCE PRACTICES

The Board and the management of the Company committed to the maintenance of good corporate governance practices and procedure. During the six months ended 30 September 2009, the Company has complied with the code provisions set out in the Code on Corporate Governance Practices (the “CG Code”) contained in Appendix 14 of the Listing Rules except for code provisions A.2.1 and A.4.1.

According to code provision A.2.1, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Cheng Chung Hing assumes both roles during the reporting period up to 31 August 2009, the reasons were set out in the Corporate Governance Report contained in the Company’s Annual Report for the year of 2008/2009. For the purpose of good corporate governance practice, the Company separated the roles of chairman and chief executive officer with effect from 1 September 2009. After separating the roles of chairman and chief executive officer, and becoming non-executive chairman on 6 October 2009, Mr. Cheng Chung Hing now focuses on the business strategy and direction of the Company, and continues to lead the Board in his new position while the newly appointed chief executive officer has taken up the responsibilities of day-to-day management of the Company’s businesses and operations. The separation of roles and division of responsibilities between the chairman and the chief executive officer are now clearly established.

As required by code provision A.4.1, non-executive Directors should be appointed for a specific term, subject to re-election. Pursuant to relevant provisions of the bye-laws (the “Bye-Laws”), any director appointed to fill a casual vacancy shall hold office until the next annual general meeting of the Company and is therefore subject to re-election by the shareholders at that annual general meeting after his or her appointment. All Directors would retire at annual general meeting at least once every three years either by rotation pursuant to the retirement provisions of the Bye-Laws or on voluntary basis. At the annual general meeting of the Company held on 23 July 2009, Ms. Yan Sau Man, Amy and Mr. Lee Kang Bor, Thomas both retired from their office and were re-elected as Directors.

As such, the Company believes that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

On 1 September 2009, Mr. Lee Kang Bor, Thomas was redesignated as an executive Director and appointed as chief executive officer and Mr. Fung Yat Sang was appointed as an independent non-executive Director and the chairman of the audit committee of the Company. As at 30 September 2009, the Board consists of a total of seven Directors, comprising four executive Directors and three independent non-executive Directors.

AUDIT COMMITTEE

The audit committee of the Company, which comprises three independent non-executive Directors, namely Mr. Fung Yat Sang, Mr. Kiu Wai Ming and Mr. Lau Chi Wah, Alex, has reviewed the unaudited interim results of the Group for the six months ended 30 September 2009 and has recommended their adoption by the Board.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules. The Company confirms that, having made specific enquiry of all Directors, all of the Directors confirmed that they had complied with the required standard as set out in the Model Code throughout the six months ended 30 September 2009.

FUTURE ARRANGEMENT IN RELATION TO THE SIMULTANEOUS DISSEMINATION OF FINANCIAL RESULTS OF THE COMPANY AND MAN SANG INTERNATIONAL (B.V.I.) LIMITED IN HONG KONG

Previously, Man Sang Holdings, Inc. (“MSHI”), the former holding company of the Company and a United States domestic issuer on NYSE Amex (formerly known as the American Stock Exchange), was required under the respective securities rules and regulations in the United States to report its financial results quarterly. In order to allow simultaneous dissemination of financial information of the Company in both NYSE Amex and Hong Kong, the quarterly results of the Company were also announced and published to the public at the same time. On 25 August 2009, shareholders of MSHI at a general meeting resolved that MSHI will be re-domiciled from the United States to the British Virgin Islands and as a result of which Man Sang International (B.V.I.) Limited (“MSBVI”) has become the successor of MSHI and a non United States domestic issuer on NYSE Amex. Under the relevant rules and regulations in the United States, MSBVI will not be required to publish its results quarterly. In view of such, going forward, the Company will only publish the interim results and annual results of the Company in compliance with the requirements of Listing Rules in Hong Kong.

CHANGE IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51B(1) of the Listing Rules, the changes in information of the Directors subsequent to the date of the 2008/09 Annual Report are set out below:

Name of Director	Details of Changes/Updated Information
Mr. Cheng Chung Hing	Redesignated as non-executive Director;

Being the co-chairman and executive director of China South City Holdings Limited, a company listed on the Stock Exchange (Stock Code: 1668).

Mr. Lee Kang Bor, Thomas	Redesignated as executive Director and appointed as chief executive officer, resigned as the chairman of the audit committee and a member of the remuneration committee of the Company;

Entitled to receive remuneration of HK$3,000,000 per annum (covered by service contract), which was determined by the Board with reference to the director’s professional background, management experience, contribution and leadership in the past, duties and responsibilities in future and the prevailing market conditions and eligible to receive discretionary year-end bonus.

Save for information disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

On behalf of the Board
Man Sang International Limited
CHENG CHUNG HING
Chairman

Hong Kong, 16 December 2009